UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

PG&E Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
69331C108
(CUSIP Number)
David C. Abrams c/o Abrams Capital Management, L.P. 222 Berkeley Street, 21st Floor Boston, Massachusetts 02116 (617) 646-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 8, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Abrams Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74%
14	TYPE OF REPORTING PERSON PN
_____________________
(1) See Item 4.
(2) See Item 5.

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Abrams Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)
_____________________
(1) See Item 4.
(2) See Item 5.

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Abrams Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,299,887 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,299,887 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,299,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.61%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)
_____________________
(1) See Item 4.
(2) See Item 5.

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Great Hollow Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 700,113 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 700,113 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)
_____________________
(1) See Item 4.
(2) See Item 5.

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON David Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,000
	8	SHARED VOTING POWER 25,000,000 (2)
	9	SOLE DISPOSITIVE POWER 14,000
	10	SHARED DISPOSITIVE POWER 25,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,014,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74%
14	TYPE OF REPORTING PERSON IN
_____________________
(1) See Item 4.
(2) See Item 5.

CUSIP No. 69331C108

Item 1.	Security and Issuer.
This Schedule 13D relates to the shares of common stock, no par value (the “Shares”), of PG&E Corporation, a California corporation (the “Company”). The address of the principal executive offices of the Company is 77 Beale Street, P.O. Box 770000, San Francisco, California 94177.
Item 2.	Identity and Background.
(a)
This Schedule 13D is being filed on behalf of (i) Abrams Capital, LLC (“Abrams Capital”), (ii) Abrams Capital Management, LLC (“Abrams CM LLC”), (iii) Abrams Capital Management, L.P. (“Abrams CM LP”), (iv) Great Hollow Partners, LLC (“GHP”) and (v) David Abrams (together with each of the foregoing, the “Reporting Persons”).

(b)	The address of the principal executive office of each of the Reporting Persons is c/o Abrams Capital Management, L.P., 222 Berkeley Street, 21st Floor, Boston, Massachusetts 02116.
(c)
Abrams Capital and GHP serve as the general partner to certain investment funds managed by Abrams CM LP.  Abrams CM LP provides investment management services to the Abrams CM LP Accounts (as defined in Item 5 below).  Abrams CM LLC serves as general partner of Abrams CM LP.  Mr. Abrams is the managing member of Abrams Capital, GHP and Abrams CM LLC.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years, none of the Reporting Persons nor any director, executive officer or controlling person of a Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	See Item 6 of the cover page of each Reporting Person.
As described in Item 4, Abrams CM LP may be deemed to be a member of a group for the purposes of Section 13(d)(3) of Securities Exchange Act of 1934 (the “Act”) comprised of Abrams CM LP and the Other Shareholders (as defined in Item 4).  Abrams CM LP has been informed that each of the Other Shareholders intends to file a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing its required information.  Neither Abrams CM LP nor any of the Reporting Persons assume responsibility for the information contained in such Schedule 13Ds filed by the Other Shareholders.  The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by any Other Shareholder.
Item 3.	Source and Amount of Funds or Other Consideration.
The Shares reported herein as being beneficially owned by the Reporting Persons were purchased using working capital in open-market purchases as set forth in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the Shares collectively beneficially owned by the Reporting Persons is $176.9 million, excluding brokerage commissions.

CUSIP No. 69331C108

Item 4.	Purpose of Transaction.
The Reporting Persons, collectively beneficially own an aggregate of 25,014,000 Shares, primarily through managed funds, which represent 4.74% of the outstanding Shares based on published information.  All Shares so owned by the Reporting Persons were purchased and are beneficially owned for investment purposes.
The Company has publicly announced that it is conducting a process for the refreshment of its board of directors (the “Board”) and that it anticipates that a majority of the Board will be new independent directors prior to the Company’s 2019 annual meeting of shareholders.  The Company has also publicly announced that it is conducting a process to identify a permanent CEO to lead the Company.  Collectively we refer to these efforts as the “Leadership Search.”
From time to time, representatives of the Reporting Persons have conducted discussions with representatives of the Company and other parties with respect to the Company’s bankruptcy case and the Leadership Search.  On March 8, 2019, Abrams CM LP and two other shareholders, Knighthead Capital Management, LLC, a Delaware limited liability company, and Redwood Capital Management, LLC, a Delaware limited liability company (collectively, the “Other Shareholders”), had an initial joint conference call, together with financial advisers and counsel, to discuss the status of discussions with representatives of the Company regarding the Leadership Search.  During their telephone conference, Abrams CM LP and each of the Other Shareholders mutually agreed to act in concert to submit director candidate nominations to the Company if they collectively determined nominations to be appropriate.
On March 15, 2019, Abrams CM LP entered into a letter agreement (the “Investor Agreement”), a copy of which is filed as Exhibit 99.1 hereto, with the Other Shareholders, in respect of the Leadership Search.  This Investor Agreement memorialized the parties’ determination on March 8, 2019 that they expected to work in concert for what they expected to be a brief period in relation to these matters. Unless Abrams CM LP withdraws from the Investor Agreement (which it may do at any time), Abrams CM LP expects to act with respect to any such matter in accordance with the agreement or consensus of at least two of the three parties to the Investor Agreement. As such, Abrams CM LP and the Other Shareholders may be deemed to constitute a group for purposes of Rule 13d-3 under the Act.
Based on information provided by the Other Shareholders, the Reporting Persons believe that they and the Other Shareholders beneficially own in the aggregate 9.91% of the outstanding Shares as of the date of this Schedule 13D.  Depending on the outcome of discussions with the Company, the Reporting Persons (with or without one or both of the Other Shareholders) may submit proposed nominees for election to the Board under the Company’s director nomination bylaws, although it has not decided to do so as of the date of this Schedule 13D.
Depending on various factors including, without limitation, the Company’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market and/or economic conditions, actions taken by the management or board of directors of the Company, price levels of the Shares, and regulatory matters, the Reporting Persons will take actions with respect to their investment in the Company as they deem appropriate.  Such actions may include, without limitation, (i) purchasing additional Shares or other securities of the Company, (ii) selling some or all of their Shares, (iii) engaging in short selling of or any hedging or similar transaction with respect to the Shares, (iv) exercising their rights as holders of Shares or other securities of the Company, or (v) discussing, participating in, negotiating, or approving agreements or transactions with the purpose or effect of changing or influencing the control of the Company, including by entering into one or more confidentiality agreements, standstill agreements, voting or support agreements, or other similar agreements. Any such actions, should they occur at all, may take place at any time and without prior notice.
The Reporting Persons may change their intention with respect to any or all of the matters referred to in this Item 4.  Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 69331C108

The Reporting Persons presently expect to cease collaborating with the Other Shareholders upon the termination of the Investor Agreement, which will occur upon the earliest to occur of (i) a date mutually agreed by at least two of the parties to the Investor Agreement and (ii) the date two of the three parties have withdrawn from the Investor Agreement.  The parties to the Investor Agreement presently expect to terminate the Investor Agreement upon the appointment or election of new directors to the Board and selection of a new CEO of the Company.
The Reporting Persons also reserve the right to vote the Shares they beneficially own or to take any other action with respect to such Shares. Abrams CM LP and each Other Shareholder have expressly represented and agreed that they have no other written or oral agreement or understanding with respect to the Shares and expressly reserve the right for any reason or no reason to act independently with respect to the Company or their investment in it. The Reporting Persons reserve the right to change its plans and make any proposal, either alone or with others, at any time.
Item 5.	Interest in Securities of the Issuer.
(a) and (b)  See Items 7-11 of the cover pages. The percentages reported herein are based upon 527,561,429 Shares outstanding, as of February 22, 2019, which is the total number of Shares outstanding as reported in the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2019.
Shares reported herein for Abrams CM LP, Abrams Capital, GHP and Abrams CM LLC represent shares owned by private investment vehicles for which Abrams CM LP serves as investment manager (collectively, the “Abrams CM LP Accounts”). Shares reported herein over which Mr. Abrams exercises shared voting and investment control represent the above referenced shares reported for Abrams CM LLC, Abrams Capital and GHP. Mr. Abrams is the managing member of Abrams CM LLC, Abrams Capital and GHP.  Mr. Abrams has the sole power to dispose of and the sole power to vote the 14,000 Shares directly owned by him.
(c)  Schedule A lists transactions in the Common Stock collectively purchased by the Reporting Persons on behalf of the Abrams CM LP Accounts during the sixty day period prior to the filing of this Schedule 13D.
(d)  Not applicable.
(e)  Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 4 hereof is incorporated by reference in its entirety.  Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and the Other Shareholders, or between each of the foregoing and any other person, with respect to the securities of the Company.
Item 7.	Materials to be Filed as Exhibits.
99.1*	Investor Agreement, dated March 15, 2019, by and among Abrams Capital Management, L.P., Redwood Capital Management Holdings, LP and Knighthead Capital Management, LLC
99.2*	Joint Filing Agreement filed by the Reporting Persons with the Securities Exchange Commission on March 15, 2019
_______
*  Filed herewith.

CUSIP No. 69331C108
SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  March 15, 2019

ABRAMS CAPITAL MANAGEMENT, L.P.
By:	ABRAMS CAPITAL MANAGEMENT, LLC, its General Partner
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
ABRAMS CAPITAL MANAGEMENT, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
ABRAMS CAPITAL, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
GREAT HOLLOW PARTNERS, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
DAVID ABRAMS
By:	/s/ David Abrams
Name: David Abrams Title: Individually

CUSIP No. 69331C108
SCHEDULE A
Transactions in Shares During the Past 60 Days*
Number of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale
95,513	9.1342	1/14/2019
3,215	9.3300	1/14/2019
65,009	9.0966	1/14/2019
1,436,779	9.1342	1/14/2019
48,358	9.3300	1/14/2019
977,913	9.0966	1/14/2019
168,740	9.1342	1/14/2019
5,679	9.3300	1/14/2019
114,849	9.0966	1/14/2019
48,968	9.1342	1/14/2019
1,648	9.3300	1/14/2019
33,329	9.0966	1/14/2019
2,999	6.3757	1/15/2019
41,609	6.8308	1/15/2019
2,131	6.9640	1/15/2019
1,262	6.9604	1/15/2019
95,137	6.9154	1/15/2019
29,914	6.5766	1/15/2019
10,273	6.7204	1/15/2019
89,594	6.9381	1/15/2019
47,575	6.8465	1/15/2019
15,331	6.8575	1/15/2019
10,330	6.3757	1/15/2019
143,330	6.8308	1/15/2019
7,346	6.9640	1/15/2019
4,348	6.9604	1/15/2019
327,721	6.9154	1/15/2019
103,044	6.5766	1/15/2019
35,389	6.7204	1/15/2019
308,627	6.9381	1/15/2019
163,884	6.8465	1/15/2019
52,809	6.8575	1/15/2019
87,973	6.3757	1/15/2019
1,220,702	6.8308	1/15/2019
62,564	6.9640	1/15/2019
37,028	6.9604	1/15/2019
2,791,103	6.9154	1/15/2019
877,601	6.5766	1/15/2019
301,401	6.7204	1/15/2019
2,628,491	6.9381	1/15/2019
1,395,754	6.8465	1/15/2019
449,761	6.8575	1/15/2019
5,848	6.3757	1/15/2019
81,150	6.8308	1/15/2019
4,159	6.9640	1/15/2019
2,462	6.9604	1/15/2019
185,548	6.9154	1/15/2019

CUSIP No. 69331C108

Number of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale
58,341	6.5766	1/15/2019
20,037	6.7204	1/15/2019
174,738	6.9381	1/15/2019
92,787	6.8465	1/15/2019
29,899	6.8575	1/15/2019
81,872	6.5426	1/16/2019
16,373	6.7306	1/16/2019
70,955	6.9582	1/16/2019
27,291	7.0300	1/16/2019
47,791	7.0500	1/16/2019
81,872	6.7042	1/16/2019
16,653	6.6693	1/16/2019
36,820	6.7199	1/16/2019
72,478	6.5126	1/16/2019
92,788	6.5507	1/16/2019
917	6.8730	1/16/2019
1,231,494	6.5426	1/16/2019
246,299	6.7306	1/16/2019
1,067,295	6.9582	1/16/2019
410,498	7.0300	1/16/2019
718,864	7.0500	1/16/2019
1,231,494	6.7042	1/16/2019
250,486	6.6693	1/16/2019
553,844	6.7199	1/16/2019
1,090,200	6.5126	1/16/2019
1,395,693	6.5507	1/16/2019
13,793	6.8730	1/16/2019
144,583	6.5426	1/16/2019
28,917	6.7306	1/16/2019
125,305	6.9582	1/16/2019
48,194	7.0300	1/16/2019
84,398	7.0500	1/16/2019
144,583	6.7042	1/16/2019
29,408	6.6693	1/16/2019
65,024	6.7199	1/16/2019
127,995	6.5126	1/16/2019
163,861	6.5507	1/16/2019
1,619	6.8730	1/16/2019
42,051	6.5426	1/16/2019
8,411	6.7306	1/16/2019
36,445	6.9582	1/16/2019
14,017	7.0300	1/16/2019
24,547	7.0500	1/16/2019
42,051	6.7042	1/16/2019
8,553	6.6693	1/16/2019
18,912	6.7199	1/16/2019
37,227	6.5126	1/16/2019
47,658	6.5507	1/16/2019
471	6.8730	1/16/2019
500	7.9750	1/22/2019
1,000	7.9790	1/22/2019
12,500	7.9800	1/22/2019
_____________________
*  All transactions were open-market purchases effected through brokers on the NYSE.

CUSIP No. 69331C108
Exhibit 99.1
March 15, 2019
Ladies and Gentlemen:
This memorializes the agreement (the “Agreement”) of the undersigned investment managers and/or advisers of shareholders (each, together with its managed funds and accounts and other affiliates, a “Party” and collectively the “Parties”) of PG&E Corp. (the “Company”), determination on March 8, 2019 to work in concert with respect to the Parties’ participation in the Company’s previously announced Board of Directors (the “Board”) refreshment and CEO selection processes, as follows:
(a) Interest in Equity Securities.
(i) Each Party represents and warrants to the other Parties that, as of the date of this Agreement, it beneficially owns (as that term is defined in SEC Rule 13d-3 (“Beneficial Ownership”)) the number of shares of equity securities, in each case, of the Company or Pacific Gas and Electric Company (“OpCo”) set forth on the signature page hereto.  Each Party will as promptly as practicable, and in any event, within one day, notify the other Parties of any change in its Beneficial Ownership of equity securities of the Company or OpCo.
(ii) Unless otherwise agreed by the other Parties, unless a Party has withdrawn from this Agreement pursuant to paragraph (g) or this Agreement has been terminated pursuant to paragraph (f), no Party will increase, and each Party will prevent any funds managed or controlled by it from increasing, its Beneficial Ownership of equity securities of the Company or OpCo; provided, however, that nothing herein prevents any Party or any of its managed or controlled funds from selling any debt or equity securities of the Company or OpCo currently held by such Party or its managed or controlled funds or entering into, purchasing or selling cash-settled derivatives relating to such securities so long as so doing is in compliance with law and such transactions do not result in any increase in the number of Company or OpCo voting securities Beneficially Owned by such Party.
(b) Board and CEO Refreshment Processes.  The Company has announced processes to appoint, prior to the Company’s 2019 annual shareholders meeting, a majority of new independent directors and to select a permanent CEO (the “Processes”).  The Parties agree to collaborate in good faith in respect of the Processes and not knowingly take any position in respect of the Processes not supported by at least one of the other two Parties.
(c) Voting.  Each Party reserves the sole right to vote any equity securities of the Company or OpCo Beneficially Owned by it in such manner as it determines in its sole discretion.
(d) Regulatory Filings.  Each Party will individually make and be solely responsible for any filings or notifications as may be necessary under applicable law in connection with the entry into this Agreement and the performance of its obligations hereunder.
(e) Costs.  All fees and expenses (other than filing fees, if any) will be borne by the Parties according to each Party’s Pro Rata Share.  A Party’s “Pro Rata Share” will be calculated as a fraction equal to one divided by the total number of Parties.  In the event a Party withdraws from this Agreement pursuant to paragraph (g) or this Agreement is otherwise terminated pursuant to paragraph (f), such Party will cease to have any further obligation for its Pro Rata Share of fees and expenses as provided in this paragraph (e) incurred through the 15th of the month, if such written notice is delivered to the other Parties prior to such date, or through the end of the month if such written notice is delivered to the other Parties after the 15th of the month or this Agreement is terminated pursuant to paragraph (f).

CUSIP No. 69331C108

(f) Termination.  The Parties presently expect to terminate this Agreement upon the appointment or election of new directors to the Board and selection of the Company’s chief executive officer pursuant to the Processes.  This Agreement will terminate without further action upon the earliest to occur of (i) a date mutually agreed by at least two of the Parties and (ii) the date two of the three Parties have withdrawn from this Agreement pursuant to paragraph (g).  No termination of this Agreement pursuant to this paragraph (f) will relieve any Party from liability for any prior breach by such Party or responsibility for payment of costs and expenses as provided in paragraph (e).
(g) Withdrawal.  Any Party may withdraw from its obligations hereunder and terminate this Agreement as to itself and its managed or controlled funds for any reason or for no reason upon written notice to the other Parties, provided that no withdrawal pursuant to this paragraph (g) will relieve any such Party from liability for any prior breach by such Party or responsibility for payment of costs and expenses as provided in paragraph (e).
(h) Entire Agreement.  This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and the Parties expressly represent and agree that, except for this Agreement, the Parties do not have any written or oral agreement or understanding with respect to the debt or equity securities of the Company or OpCo.
(i) Miscellaneous. This Agreement (i) may be executed in two or more counterparts, each of which will be considered to be an original but all of which will be considered to be the same agreement, and (ii) will be governed by the laws of the State of New York without regard to the conflict of laws principles that would cause the laws of another State to apply.  Any proceeding in respect of this Agreement may only be initiated in U.S. District Court in the Southern District of New York or, if such court declines to accept jurisdiction, a New York state court located in the Borough of Manhattan.
(j) Notices.  Notices must be in writing and will be deemed given hereunder when delivered personally or sent by email (receipt confirmed) to the notice persons identified on the signature page hereto.

CUSIP No. 69331C108
By signing below, each Party agrees to be bound pursuant to and in accordance with the terms of this Agreement.
Very truly yours, Abrams Capital Management, LLC, on behalf of itself and its managed or controlled funds
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member of its general partner
Company Common Shares: 25,014,000 OpCo Preferred Shares: 0 Other Equity Securities: 0 Notice Person: 222 Berkeley Street, 21st Floor Boston, MA 02116

[Signature page to Letter Agreement]

CUSIP No. 69331C108

Knighthead Capital Management, LLC, on behalf of itself and its managed or controlled funds
By:	/s/ Thomas A. Wagner
Name: Thomas A. Wagner Title: Managing Member

Company Common Shares: 10,432,022
OpCo Preferred Shares: 0
Other Equity Securities:
Options to acquire 2,209,100
Company Common Shares
Put options requiring the potential acquisition of up to 500,000 Company Common Shares

Notice Person:
1140 Avenue of the Americas, 12th Floor
New York, NY  10036

[Signature page to Letter Agreement]

CUSIP No. 69331C108

Redwood Capital Management, LLC, on behalf of itself and its managed or controlled funds
By:	/s/ Ruben Kliksberg
Name: Ruben Kliksberg Title: Co-CEO

Company Common Shares: 14,200,197
OpCo Preferred Shares: 0
Other Equity Securities:
Put options requiring the potential acquisition of up to 100,000 Company Common Shares

Notice Person:
910 Sylvan Avenue
Englewood Cliffs, NJ 07632

[Signature page to Letter Agreement]

CUSIP No. 69331C108
Exhibit 99.2

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 15, 2019, is by and among Abrams Capital Management, L.P., Abrams Capital Management, LLC, Abrams Capital, LLC, Great Hollow Partners, LLC and David Abrams (collectively, the “Filers”). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of Common Stock, no par value, of PG&E Corporation beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice (or such lesser period of notice as the Filers may mutually agree) to the other party. Executed and delivered as of the date first above written.

CUSIP No. 69331C108
SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  March 15, 2019

ABRAMS CAPITAL MANAGEMENT, L.P.
By:	ABRAMS CAPITAL MANAGEMENT, LLC, its General Partner
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
ABRAMS CAPITAL MANAGEMENT, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
ABRAMS CAPITAL, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
GREAT HOLLOW PARTNERS, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
DAVID ABRAMS
By:	/s/ David Abrams
Name: David Abrams Title: Individually